Liliane Corzo

Vice President and Senior Counsel

Capital Research and Management Company

333 South Hope Street

Los Angeles, California 90071-1406

(213) 486-9392 Tel

(213) 486-9041 Fax

lzc@capgroup.com

thecapitalgroup.com

April 7, 2016

Elizabeth Bentzinger

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Emerging Markets Bond Fund (the “Fund”)

    File Nos.: 333-208636/811-23122

Dear Ms. Bentzinger:

This letter is in response to the additional comments you provided to us by telephone during telephone calls on March 29 and 30, 2016, regarding the Fund’s initial Registration Statement on Form N-1A and our letter to you of March 17, 2016. In this letter, we refer to the original comments and responses from our letter of March 17, 2016, add your additional and/or new comments and respond to these. To the extent it is helpful, we provide the actual revised disclosure being made in the prospectus and SAI in this letter.

PROSPECTUS

Comment 7 – The maximum deferred sales charge in the shareholder fees table is stated as a percentage of the amount redeemed. The disclosure on pages 29 and 30 of the prospectus, however, states that the contingent deferred sales charge is based on the original purchase cost or the current market value of the shares being sold, whichever is less. Please reconcile the disclosure.  Further, if the sales charge is based on the net asset value at the time of purchase, then in the fee table please show the charge as a percentage of the offering price at the time of purchase, See instruction 2(a)(i) of Item 3 of Form N-1A.

Response:  We have updated the disclosure to address this comment.

Additional comment – Please clarify that the maximum deferred sales charge is calculated differently for A and 529-A shares on the one hand and B, 529-B, C and 529-C on the other hand.

Additional response: We have updated the disclosure to address this comment, as follows:

Shareholder fees (fees paid directly from your investment)
Share classes
	A and 529-A	B and 529-B	C and 529-C	529-E	F-1, F-2 and 529-F-1	All R share classes
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	none	none	none	none	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	5.00%[1]	1.00%[1]	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none	none

1   For Class A and 529-A shares, the contingent deferred sales charge is based on the lesser of the offering price or current market value of the shares being sold. For Class B, 529-B, C and 529-C shares, the contingent deferred sales charge is calculated based on the amount redeemed.

We also updated the disclosure under the section “sales charges.”

Comment 8 – Please remove Footnote 2 from the distribution and/or service fees in the annual fund operating expense table, as such amounts should not be estimated for the current fiscal year. Further, please revise the disclosure on page 35 of the prospectus to clarify that Rule 12b-1 fees are not estimated.

Response:  We have updated the disclosure to address this comment.

Additional comment – Add footnote 2 to “other expenses” as they are estimated.

Additional response:  We have updated the disclosure to address this comment, as follows:

	529-F-1	R-1	R-2	R-2E	R-3	R-4	R-5E	R-5	R-6
Management fees	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%	0.57%
Distribution and/or service (12b-1) fees	0.00	1.00	0.75	0.60	0.50	0.25	none	none	none
Other expenses[2]	0.53	0.40	0.86	0.43	0.48	0.38	0.43	0.34	0.27
Total annual fund operating expenses	1.10	1.97	2.18	1.60	1.55	1.20	1.00	0.91	0.84
Expense reimbursement[3]	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16	0.16
Total annual fund operating expenses after expense reimbursement	0.94	1.81	2.02	1.44	1.39	1.04	0.84	0.75	0.68

1   For Class A and 529-A shares, the contingent deferred sales charge is based on the lesser of the offering price or current market value of the shares being sold. For Class B, 529-B, C and 529-C shares, the contingent deferred sales charge is calculated based on the amount redeemed.

2 Based on estimated amounts for the fiscal year ending December 31, 2016.

3 The investment adviser will reimburse a portion of the other expenses. The reimbursement will be in effect through at least May 1, 2017. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

Comment 11 – The Fund will invest at least 80% of its assets in bonds and other debt securities, and at least 80% of its assets in securities of emerging markets issuers. Where appropriate in the prospectus, please add “plus the amount of any borrowings for investment purposes” after “assets” when describing these policies. Further please confirm supplementally to the staff whether each of these investment policies is a fundamental policy of the Fund or whether the Fund will provide shareholders with 60 days’ prior written notice if it changes the policy. See Rule 35d-1 under the 1040 Act.

Response: The Fund does not intend to borrow money for investment purposes, therefore we respectfully decline to add the suggested disclosure. The fund will provide shareholders 60 days’ notice if it changes its policies. We have updated the disclosure to reflect this clarification.

Additional comments

1– Please disclose in the prospectus that the fund does not borrow money for investment purposes.

Additional response: We hereby re-confirm that the Fund does not intend to borrow money for investment purposes.  In connection with the requirement that the Fund invest at least 80% of its assets in bonds and other debt securities, Rule 35d-1(d)(2) defines “assets” to mean “net assets, plus the amount of any borrowings for investment purposes.”  Accordingly, as requested, as noted below, we will supplementally disclose that the Fund will invest at least 80% of its “net” assets in bonds and other debt securities. However, because the Fund does not intend to borrow for investment purposes, we believe it would be misleading to disclose that this requirement is based on the Fund’s “net assets, plus the amount of any borrowings for investment purposes.”  Further, we note that Item 4 of Form N-1A requires the Fund to summarize, based on the information given in response to Item 9(b), how it intends to achieve its investment objectives by identifying its principal investment strategies.  In turn, Instruction No. 3 to Item 9(b)(1) provides that a negative strategy, including “a strategy … not to borrow money,” is not a principal investment strategy.  That being the case, in accordance with the express instructions of Form N-1A, we respectfully decline to disclose that the Fund does not borrow money for investment purposes.

2 – Please add “net” to “The fund will invest at least 80% of its assets.”

Additional response: We have updated the disclosure to address this comment.

3 – Remove the language from the summary prospectus relating to the fund providing shareholders 60 days’ notice if it changes its policies. Only have the disclosure in the statutory prospectus and specify which policies are subject to changes.

Additional response: We have updated the disclosure to address this comment.

Comment 14 – The prospectus disclosure indicates that the Fund may invest in credit default swap indices. Please confirm supplementally that if the Fund will write credit default swap indices, then it will segregate the full notional value of the swaps to cover such obligations.

Response: As disclosed in the statement of additional information “[w]hen the fund acts as protection seller, the fund will segregate liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap, less the value of any posted margin.”

Additional comment:  Please confirm that for any offset the counterparty is the same and the terms including maturity are the same. Please note that the staff has not considered the appropriateness of this position for credit default swaps.

Additional response: Because the Fund will segregate liquid assets in accordance with applicable guidance of the Commission staff for each of its credit default swap index positions, we have removed the applicable references in the Fund’s disclosure to “enter[ing] into offsetting positions.”

Comment 16 – Please disclose to what extent the Fund may invest in securities that are rated below investment grade. Further, please disclose the lowest rating in which the Fund may invest and whether the Fund may, as part of its principal investment strategy, invest in bonds that are in default.

Response: The disclosure relating to “Debt instruments” in 'the Statement of Additional Information already discloses that: “Lower rated debt securities, rated Ba1/BB+ or below by Nationally Recognized Statistical Rating Organizations, are described by the rating agencies as speculative and involve greater risk of default or price changes due to changes in the issuer’s creditworthiness than higher rated debt securities, or they may already be in default.”  Given that it is not a principal investment strategy of the Fund to invest in defaulted securities, we do not believe there is a need to add similar disclosure to the prospectus at this time.

Additional comment – Please expressly state in the prospectus what the fund’s junk bond’s strategy is.

Additional response: We have updated the disclosure in the prospectus to read:

"The fund invests primarily in securities of emerging market issuers, including for example, sovereign debt of emerging market countries and debt of companies located in or with substantial business in emerging markets.  Such securities may be rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Ratings Organizations designated by the fund’s investment adviser, or in securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser and are sometimes referred to as “junk bonds.” Ratings are only one of many factors the investment adviser considers when investing in emerging markets and are not necessarily determinative of the potential return on the investment. "

Comment 17 – When listing the derivative instruments in which the Fund may invest, please include currency transactions and forward currency contracts, which are described in the Item 9(b) disclosure. Further, please briefly describe the Fund’s principal investment strategies associated with holding cash and money market instruments, which are also discussed in the Item 9(b) disclosure. According to Form N-1A, the disclosure provided pursuant to Item 4 should be a summary of the disclosure provided pursuant to Item 9 of the Form. See also June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: The disclosure currently provided in response to Item 4 is a summary of the disclosure provided in response to Item 9.  Unlike the disclosure provided in response to Item 4, the disclosure provided in response to Item 9 describes strategies and risks relating to specific types of derivative instruments in which the Fund may invest and currency transactions.

Additional comment – Please clarify that they are not principal strategies. If they are, they should be added to the summary.

Additional response: We have updated the disclosure to address this comment, as follows:

The fund may invest in certain derivative instruments, such as forward currency forwards.  A derivative is a financial contract, the value of which is based on the value of an underlying financial asset (such as a stock, bond or currency), a reference rate or a market index. The fund may invest in a derivative only if, in the opinion of the investment adviser, the expected risks and rewards of the proposed investment are consistent with the investment objective and strategies of the fund as disclosed in this prospectus and in the fund’s statement of additional information.

Comment 18 – The Fund will invest at least 80% of its assets in bonds and other debt securities. Accordingly, please include the prepayment risk, extension risk, and liquidity risk as principal risks in the summary and Item 9(c) disclosure. Further, please consider including risk disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets. See generally Risk Management I Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014).

Response:  We respectfully decline to add more risk disclosure. We believe that the current risk disclosures adequately disclose the Fund’s principal risks.

Additional comment – Since this is a bond fund, prepayment risk, extension risk, and liquidity risk should be included as principal risks in the summary and Item 9(c) disclosure. Please also refer to the updated IM guidance from March 2016 regarding disclosure on changing market conditions.

Additional response: We respectfully decline to add the suggested risk disclosures. These risks are either not principal risks for this Fund, are already addressed in existing disclosure or are not applicable to this Fund. We have reviewed the updated IM guidance from March 2016 and we will continue to monitor and make changes to our disclosure as the market dictates those changes.

Comment 22 – The prospectus states that the Fund may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies. Please describe in the summary and Item 9(c) disclosure the principal risks associated with an active and frequent trading strategy.

Response: We have updated the disclosure to address this comment.

Additional comment – Please remove the frequent trading language in the SAI.

Additional response: We have updated the disclosure to address this comment.

Comment 25 – Please identify supplementally the broad based securities index that the Fund will utilize.

Response: The broad based securities index that the Fund will utilize is 50% J.P. Morgan Emerging Markets Bond Index Global Diversified and 50% J.P. Morgan Global Bond Index – Emerging Markets Global Diversified. Please note that J.P. Morgan already blended the index.

Additional comment – A blended index is not considered broad based.

Additional response: The broad based securities index that the Fund will utilize is J.P. Morgan Emerging Markets Bond Index Global Diversified.

Comment 26 – Please delete the paragraph immediately following the list of portfolio managers (i.e. the description of the portfolio strategy group) as this information is neither permitted nor required by Item 5 of Form N-1A. This information may be presented later in the prospectus with the Item 10 disclosure.

Response: We have updated the disclosure to address this comment.

Additional comment – in the PM chart, under experience in this fund, instead of “since the fund’s inception”, please state an actual date, as this is confusing.

Additional response: We will update the disclosure once we know what the effective date is.

Comment 28 – The prospectus states that the Fund may hold cash or money market instruments. Please describe the principal risks associated with this principal investment strategy, and also include summary disclosure of such risks in response to Item 4(b). The prospectus also states that for temporary defensive purposes, the Fund may invest without limitation in such instruments. Please disclose the effect of taking such a temporary defensive position (e.g., the Fund may not achieve its investment objective). See Instruction 6 to Item 9(b) of Form N-1A.

Response:  We respectfully decline to add more risk disclosure. We believe that the current risk disclosures adequately disclose the Fund’s principal risks and the effect of the fund taking temporary defensive positions.

Additional comment – If holding cash and money market instruments is a principal strategy, then add that in the summary prospectus with appropriate risk disclosure.

Additional response: The Fund does not intend to hold cash or money market instruments as a principal investment strategy.  Accordingly, we do not believe that additional strategy or risk disclosure in this respect is warranted.

Comment 33 – Please state what the adviser’s fee is as a percentage of average net assets, including any breakpoints. See Item 10(a)(1)(ii)(A) of Form N-1A. Please revise the statement that this fee is estimated, as this percentage is established pursuant to a contractual arrangement.

Response: The disclosure already states that the management fee is estimated. It also refers back to the Annual Fund Operating Expenses table under “Fees and expenses of the fund.” Therefore, we believe that the current disclosure is adequate.

New comment – Please disclose the actual percentage management fee and delete the language stating that the fee is estimated.

New response: We have updated the disclosure to address this comment as follows:

Management and organization

Investment adviser Capital Research and Management Company, an experienced investment management organization founded in 1931, serves as the investment adviser to the fund and other funds, including the American Funds. Capital Research and Management Company is a wholly owned subsidiary of The Capital Group Companies, Inc. and is located at 333 South Hope Street, Los Angeles, California 90071. Capital Research and Management Company manages the investment portfolio and business affairs of the fund. The total management fee to be paid by the fund, as a percentage of average net assets is 0.57% for the fiscal year ending December 31, 2016. Please see the statement of additional information for further details. A discussion regarding the basis for approval of the fund’s Investment Advisory and Service Agreement by the fund’s board of trustees will be contained in the fund’s semi-annual report to shareholders for the fiscal period ending June 30, 2016.”

Comment 34 – The prospectus discloses that the Fund's transfer agent will hold purchase amounts for up to three business days if such amounts are received without proper instructions as to the fund to be purchased. Further, if no such instructions are received after three business days, then the purchase amount will be invested in Class A shares of American Funds Money Market Fund (or, under certain circumstances, applied pro rata based on the most recent cash purchase). The prospectus also states that Class B and 529-B shares may not be purchased or acquired other than through an exchange, and any amount received that is intended for Class B or 529-B shares will instead be invested in Class A or 529-A shares (subject to sales charges). Please explain the legal basis under Rule 22c-l of the 1940 Act for holding purchase amounts for three business days, for allocating amounts not received in good order to the money market fund or pro rata, as applicable, and for allocating amounts intended for Class B or 529-B shares to the purchase of Class A or 529-A shares.

Response:  The policies that are described in this section of the prospectus describe how the fund’s transfer agent handles orders received without proper investment instructions.

Class B and 529-B shares are no longer available for purchase. If an order is received for these shares the transfer agent will invest the proceeds in the corresponding A shares. The transfer agent takes this approach because it believes it is appropriate to allow investors intending to invest in the fund to gain market exposure on a timelier basis. If the shareholder subsequently requests another class, the transfer agent will move them to the designated share class at that time.

Orders that do not designate a fund are held for three business days for the transfer agent to attempt to reach the shareholder or advisor and obtain proper instructions. If proper instructions are not obtained, for amounts of $10,000 or less, the transfer agent invests the proceeds based on the shareholder’s prior investment instructions.  The policy is designed to invest the proceeds in a manner that is most likely intended by the shareholder. The transfer agent assumes the risk of correcting the investment if the shareholder later objects to the investment.  For larger amounts, the transfer agent invests the proceeds in American Funds Money Market Fund until proper instructions are obtained.

The transfer agent will deem instructions to be in good order when proper investment instructions are received. If proper instructions are not received an instruction will be deemed in good order based on the policies described in the prospectus. Once in good order, the investment is processed pursuant to Rule 22c-1.

Additional comment – The policies described regarding the holdings of incomplete purchase orders for the three day, the default pro-rata or the money market fund allocation, the default allocation from Class B to Class A and the default allocation when the class is not specified in the order are not in accordance with rule 22c-1.

Additional response: Our response will be provided separately.

Comment 35 – The prospectus states that employer-sponsored retirement plans that invested in Class A shares without any sales charge before April 1, 2004 may continue to purchase Class A shares without any sales charge, and that a 403(b) plan may not invest in Class A or C shares unless it was invested in Class A or C shares before January 1, 2009. To avoid investor confusion, please remove references to dates that pre-date the inception of the Fund.

Response: We believe that it is important to include this information in the prospectus so that investors are able to identify the share classes in which they are eligible to invest.

Additional comment – Please clarify that this refers to other American Funds.

Additional response: We have updated the disclosure to address this comment as follows:

Employer-sponsored retirement plans that invested in Class A shares without any sales charge before April 1, 2004, in any of the American Funds and that continue to meet the eligibility requirements in effect as of that date for purchasing Class A shares at net asset value, may continue to purchase Class A shares in any of the American Funds without any initial or contingent deferred sales charge.

A 403(b) plan may not invest in Class A or C shares unless it was invested in Class A or C shares before January 1, 2009 in any of the American Funds.

Comment 38 – The prospectus states that if an individual-type account shareholder does not choose a share class at the time of investment, then the purchase amount will be invested in Class A shares of the Fund. Please explain the legal basis under Rule 22c-1 of the 1940 Act for allocating amounts not received in good order to Class A shares of the Fund.

Response: When a new account is established and no share class is designated, the transfer agent will process the investment into Class A shares because A shares are the lowest cost share class available to investors holding shares outside of a fee based program or a retirement plan. If the shareholder subsequently requests another class the transfer agent will move them to the designated share class at that time. As described above, the instruction is deemed in good order under this prospectus policy and the investment is processed pursuant to Rule 22c-1.

Additional comment – Class C expenses seem lower than those of Class A. Therefore, please reconsider your statement.

Additional response: Our response will be provided separately.

New comment (page 31 of prospectus) – Under section sales charge reductions and waiver, first paragraph last two sentences states “Sales charge waivers may not be available through certain financial intermediaries, due to the policies, procedures, trading platforms and/or systems of the financial intermediaries. You may need to invest directly through American Funds Service Company in order to receive the sales charge waivers described in this prospectus.” This is also disclosed on p. 33 as well as pages 70, 71, and 77 of the SAI. For clarity, please also state that the investors should consult their financial intermediaries for more information.

New response: We have updated the disclosure to address this comment.

STATEMENT OF ADDITIONAL INFORMATION

Comment 44 – Please provide trustee compensation information relating to the Fund for the current fiscal year, estimating future payments that would be made under an existing agreement or understanding. Please disclose in a footnote to the compensation table the period for which the information is given. See Instruction 2 to Item 17(c) of Form N-1A.

Response: We have updated this disclosure to address this comment.

Additional comment – Please estimate the trustee compensation for EMBF and in a footnote, explain that it is an estimate.

Additional response: We have updated the disclosure to address this comment.

Comment 46 – With regard to portfolio manager fund holdings and other managed accounts:

Please describe any material conflicts of interest that may arise in connection with the portfolio manager's management of the Fund's investments, on the one hand, and the investments of the other accounts included in response to Item 20(a)(2) of Form N-1A, on the other.  See Item 20(a)(4) of Form N-1A.

Response:  We believe that there are no material conflicts requiring disclosure.

Additional comment – Please disclose any conflicts that may arise.

Additional response:  We have updated the disclosure to address this comment as follows:

The fund’s investment adviser has adopted policies and procedures to mitigate material conflicts of interest that may arise in connection with the portfolio manager’s management of the fund on the one hand and of investments in other pooled investment vehicles and other accounts on the other hand, such as material conflicts between strategies and investment opportunities that could arise between the portfolio manager managing the fund, as well as managing other pooled investment vehicles and other accounts.

New comments from the SEC:

1.      Change the dates in prospectus and SAI to be in line with the new effective date.

Response: We will make the changes once we have the new effective date.

2.      In the SAI, the Fund is not listed in the chart where we all of the American Funds with their fund numbers.

Response: We will include the Fund on the list when the Fund becomes available to the public.

3.      In part C, exhibit 28i, provide the legal opinion:

Response: The legal opinion will be filed in part C.

4      In part C, include the code of ethics for American Funds Distributors ("AFD")

Response: The Capital Group Companies, Inc., code of ethics also covers AFD.

5.      Add Tandy representations to letter

Response: The Tandy representations follows.

Finally, as requested, the fund acknowledges that:

•          the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•          the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********************

Thank you for your consideration of our responses to your additional and new comments.  We hope to have the Fund’s Registration Statement declared as soon as possible.  As such, we would greatly appreciate your comments to this letter.  We look forward to your response to this letter.

If you have any questions, please do not hesitate to contact me at (213) 486-9392.

Sincerely,

/s/ Liliane Corzo

Liliane Corzo